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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          TOREADOR ROYALTY CORPORATION

                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.15625 PER SHARE

                         (Title of Class of Securities)


                                   891041105

                                 (CUSIP Number)

                             JANICE V. SHARRY, ESQ.
                             HAYNES AND BOONE, LLP
                          901 MAIN STREET, SUITE 3100
                              DALLAS, TEXAS 75202
                                 (214) 651-5562

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  MAY 22, 1997

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:    [   ]





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                                  SCHEDULE 13D

CUSIP NO.        891041105

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lee Global Energy Fund, L.P.
         75-2569264

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                             (A)     [   ]
                                                                             (B)     [   ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS
         WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [  ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas

                                                   (7)      SOLE VOTING POWER
NUMBER OF                                                   508,000
SHARES
BENEFICIALLY                                       (8)      SHARED VOTING POWER
OWNED BY                                                    0
EACH
REPORTING                                          (9)      SOLE DISPOSITIVE POWER
PERSON WITH                                                 508,000

                                                   (10)     SHARED DISPOSITIVE POWER
                                                            0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         508,000

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        [  ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

(14)     TYPE OF REPORTING PERSON
         PN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!





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Item 1.    Security and Issuer.

           This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $0.15625 par value per share (the "Shares"), of Toreador Royalty Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 530 Preston Commons West, 8117 Preston Road, Dallas, Texas 75225.

Item 2.    Identity and Background.

           This Statement is being filed on behalf of Lee Global Energy Fund, L.P., a Texas limited partnership (the "Fund"). The principal business of the Fund is investing. The general partner of the Fund is Gralee Partners, L.P., a Texas limited partnership (the "Gralee Partners"). The principal business of the Gralee Partners is serving as the general partner of the Fund. The general partner of Gralee Partners is Gralee Capital Corp. (the "General Partner"), whose principal business is serving as the general partner of Gralee Partners. The executive officers and directors of the General Partner are as follows: G. Thomas Graves III, President, John H. Rauscher, director, and William I. Lee, Chairman and director (collectively, the "General Partner Officers"). The address of the principal business and offices of the Fund, Gralee Partners and the General Partner is 6688 North Central Expressway, Suite 1150, Dallas, Texas 75206. William I. Lee is the controlling stockholder of the General Partner.

           Each of the General Partner Officers is a U.S. citizen. G. Thomas Graves III is principally employed as President by Wilco Properties, Inc., a company engaged in the business of oil and gas exploration, whose principal address is 6688 North Central Expressway, Suite 1150, Dallas, Texas 75206. William I. Lee is principally employed as Chairman by Wilco Properties, Inc. whose principal address is set forth above. John H. Rauscher is an investor and his address is Preston Royal Village, Suite 202, Dallas, Texas 75230.

           During the past five years, none of the foregoing persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

           The total amount of funds required by the Fund for the purchase of the Securities was approximately $1,303,300 and was obtained from working capital.

Item 4.    Purpose of Transaction.

           The Fund acquired the Shares in the ordinary course of business for investment purposes. Consistent with its investment purpose, the Fund may engage in communications with one or more of the Company's stockholders and/or one or more of the Company's officers or members of the Company's Board of Directors regarding the Company, including, without limitation, its operations. The Fund does not currently have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Fund may at any time and from time to time (i) acquire or dispose of the Shares, (ii) review or reconsider its position, (iii) change its purpose and/or (iv) formulate plans or proposals specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) - (b) At May 30, 1997, the Fund beneficially owned 508,000 Shares, (which is approximately 9.9% of the shares of Common Stock outstanding on March 31, 1997, based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed with the Securities and Exchange Commission). The Fund has sole voting and dispositive power with respect to the Shares.





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           (c)   In the past sixty days, the only transactions in the Shares by the Fund were (i) the purchase of 504,000 Shares on May 22, 1997 for a purchase price per share of $2.5626, (ii) the purchase of 2,000 Shares on May 27, 1997 for a purchase price per share of $2.9375, and (iii) the purchase of 2,000 Shares on May 28, 1997 for a purchase price of $2.9375. All of the transactions were effected through registered broker dealers on the open market.

           (d) The Fund does not know any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Shares beneficially owned by the Fund.

           (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7.    Material to be Filed as Exhibits.

           None.





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                                   SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                          LEE GLOBAL ENERGY FUND, L.P.

                          By: Gralee Partners, L.P., its general partner

                              By: Gralee Capital Corp., its general partner

                                  By:     /s/ G. Thomas Graves III
                                     -----------------------------------------
                                  Name:   G. Thomas Graves III
                                       ---------------------------------------
                                  Title:  President
                                        --------------------------------------



May 30, 1997